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CEO
VBit
Technologies

Don Vo · 3rd
CEO at VBit Technologies
Philadelphia, Pennsylvania, United States · Contact info
500+ connections

VBit Technologies
Temple University

Experience

CEO
VBit Technologies
Jan 2018 – Present · 3 yrs 10 mos
Philadelphia, PA


+2

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Sep 2014 – Sep 2017 · 3 yrs 1 mo
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Jan 2012 – Apr 2013 · 1 yr 4 mos
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Jan 2010 – Dec 2012 · 3 yrs
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Area Operations Manager
Rosetta Stone
Oct 2007 – Dec 2009 · 2 yrs 3 mos
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Show 1 more experience

Education

Temple University
Accounting and Finance
2012